CANPLATS RESOURCES CORPORATION

First Quarter Report

October 31, 2005

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

CANPLATS RESOURCES CORPORATION

REPORT TO SHAREHOLDERS

Dear Shareholder:

Exploration activity was at a relatively low level in the quarter ended October 31, 2005 and consisted mainly of new property examinations and data review of the Company’s properties in the State of Durango, Mexico.

A further phase of drilling is planned for the Rodeo property to test extensions of near-surface gold mineralization encountered by drilling in 2004. The program will also target the vein systems at depth – an objective that was not achieved last year due to drilling difficulties.

In November, 2005 the Company announced that it was assembling properties in the Mecatona gold-silver district in the State of Chihuahua, Mexico. Canplats has now signed option agreements on two former small-scale producers that have excellent exploration potential and the Company has also acquired a surrounding exploration license to facilitate a broader program to identify prospective drill targets. Recent field data is being compiled and reviewed to plan a drill program early in the New Year.

In addition, the Company has engaged two experienced and successful geologists to explore for new gold prospect opportunities in north-central Mexico.

Canplats looks forward to an active program of drilling and property acquisition in the early months of 2006.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis

President

December 15, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the company for the period ending October 31, 2005 have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	October 31 2005 $ (unaudited)	July 31 2005 $ (audited)

ASSETS
Current
Cash and cash equivalents	403,394	486,251
Receivables	51,858	99,348
Prepaid expense	-	1,911

Total current assets	455,252	587,510

Mineral properties	1,767,157	1,716,483

Property, plant and equipment	20,405	22,018

Total assets	2,242,814	2,326,011

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	75,663	54,666
Due to related parties (note 5)	33,642	87,530

	109,305	142,196

Future income tax liability	113,500	119,500

Total liabilities	222,805	261,696

Shareholders' equity
Share capital issued (note 4)	11,340,245	11,340,245

Value assigned to stock options and warrants	431,250	431,250

Deficit	(9,751,486)	(9,707,180)

Total shareholders' equity	2,020,009	2,064,315

	2,242,814	2,326,011

On behalf of the Board:

“R.E. Gordon Davis”	“James W. Tutton”

R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited - expressed in Canadian dollars)

	Three Months Ended
	October 31 2005	October 31 2004
	$	$

Expenses
Amortization	-	3,532
Bank charges	155	417
General exploration	-	6,286
Insurance	1,051	2,623
Investor relations	22,460	43,858
Legal, accounting and audit	2,250	5,256
Listing and filing fees	-	1,100
Office	235	39
Salaries	11,675	11,611
Shareholder relations	2,867	5,759
Stock based compensation	-	14,900
Telephone	1	27
Transfer agents	2,700	3,875
	(43,394)	(99,283)

Other income (loss)
Interest income	1,741	4,898
Foreign exchange loss	(2,653)	(12,286)
	(912)	(7,388)

Loss for the period	(44,306)	(106,671)

Deficit, beginning of the period	(9,707,180)	(8,213,433)
Deficit, end of the period	(9,751,486)	(8,320,104)

Weighted average number of issued shares	29,442,306	29,142,306
Basic loss per share	(0.00)	(0.00)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in Canadian dollars)

	Three Months Ended
	October 31 2005 $	October 31 2004 $

OPERATING ACTIVITIES
Loss for the period	(44,306)	(106,671)
Non-cash items:
Amortization	-	3,532
Valuation of options issued	-	14,900

	(44,306)	(88,239)

Net change in non-cash working capital items:
Accounts receivable and prepaid expenses	49,401	(34,466)
Accounts payable and accrued liabilities	20,997	(33,835)
Due to related parties	(53,888)	33,686

Cash used in operating activities	(27,796)	(122,854)

INVESTING ACTIVITY
Mineral property costs	(55,061)	(259,528)

Cash used in investing activity	(55,061)	(259,528)

FINANCING ACTIVITY
Share issue costs	-	(270)

Cash provided by financing activity	-	(270)

Decrease in cash	(82,857)	(382,652)

Cash and cash equivalents, beginning of period	486,251	1,580,412

Cash and cash equivalents, end of period	403,394	1,197,760

Supplemental cash flow information:

Non-cash investing activities
Foreign exchange component of future income
tax liability capitalized to mineral property	(6,000)	-
Amortization capitalized to mineral property	1,613	-

Non-cash financing activity
Value assigned to options granted	-	14,900

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

Mineral Property Costs For the three months ending October 31, 2005 (unaudited - expressed in Canadian dollars)

	Rodeo	Yerbabuena	El Rincon	Total
	(Mexico)	(Mexico)	(Mexico)
	$	$	$	$

Balance, beginning of year	699,999	908,536	107,948	1,716,483

Acquisition costs for the period	-	-	-	-

Amortization	145	1,468	-	1,613
Assaying	360	10,093	-	10,453
Consulting and contract services	-	661	-	661
Drafting salaries and consulting	295	-	-	295
Finders fee	-	11,909	-	11,909
Foreign exchange	(183)	850	-	667
Future income taxes	(2,399)	(3,236)	(365)	(6,000)
Geology salaries and consulting	4,762	1,693	-	6,455
Labour and expediting	2,409	2,270	-	4,679
Legal	130	1,314	-	1,444
Living costs	39	911	-	950
Office expenses	877	4,894	-	5,771
Storage	16	11,074	-	11,090
Supplies	3	29	-	32
Travel and transportation	10	645	-	655

Exploration costs for the period	6,464	44,575	(365)	50,674

Balance, end of period	706,463	953,111	107,583	1,767,157

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation	5

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended October 31, 2005

(unaudited)

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing gold and platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

These consolidated financial statements include the accounts of the company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Canplats Resources Corporation	6

(An Exploration Stage Company)

4.	SHARE CAPITAL

Authorized:	Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2005 and October 31, 2005	29,442,306	11,340,245

(a)	Stock Options

At October 31, 2005, the number of common share stock options outstanding was 1,830,000. Of these, 1,170,000 are priced at $0.35 and expire on April 4, 2006, 50,000 are priced at $0.11 to expire on September 4, 2006, 75,000 are priced at $0.30 to expire on September 16, 2006 and 535,000 are priced at $0.37 to expire on January 12, 2008.

(b)	Warrants

At October 31, 2005, 5,870,000 share purchase warrants were outstanding with an exercise price of $0.40. These warrants expire on December 29, 2005, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

(c)	No shares are subject to escrow or pooling agreements.

5.	RELATED PARTY TRANSACTIONS

The company was billed and accrued $33,642 (2004 - $42,303) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at October 31, 2005 is $33,642 (2004 - $42,303) due to Silver Standard.

6.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	October 31, 2005
	Canada $	Mexico $	Total $
Loss for the year	(42,673)	(1,633)	(44,306)
Total assets	853,685	1,389,129	2,242,814

	October 31, 2004
	Canada $	Mexico $	Total $
Loss for the year	(79,215)	(27,456)	(106,671)
Total assets	1,931,567	1,434,236	3,365,803

7

CANPLATS RESOURCES CORPORATION

Management Discussion & Analysis

For the Three Months ended October 31, 2005

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our three months ended October 31, 2005 unaudited interim consolidated financial results with those of the comparable period of the previous year and is prepared as of December 15, 2005. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information relating to the company is available on SEDAR at www.sedar.com.

Results of Operations

During the quarter ending October 31, 2005, the company incurred $43,394 in expenses compared to $99,283 in the comparable quarter of 2004. The major expenses for the quarter with comparisons for the same quarter of the prior year were $22,460 (2004 - $43,858) on investor relations, $2,250 (2004 - $5,256) on legal, accounting and audit fees, $2,867 (2004 - $5,759) on shareholder relations, $2,700 (2004 - $3,875) on transfer agent fees and $11,675 (2004 - $11,611) on salaries. Investor relations expenses were down $21,398 over the comparable period of the prior year, primarily due to a reduction in consulting fees paid for investor relations services. There was no amortization charge in the current quarter as in the second quarter of the prior year; the company started to capitalize amortization against mineral properties. There were no stock options granted in the current quarter and hence, no stock-base compensation expensed. Many of the other cost decreases relate to reduced activity of the company in Canada and at its operations in Mexico.

After interest income of $1,741 (2004 - $4,898) and foreign exchange loss of $2,653 (2004 – $12,286) the loss for the first quarter was $44,306 ($0.00 per share) compared to a loss of $106,671 ($0.00 per share) in the first quarter of the prior year. The foreign exchange loss arose from the impact of a weakening Mexican peso on the working capital in our Mexican subsidiary.

Selected Quarterly Financial Data (unaudited)

	2006 $	2005 $				2004 $
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(44,306)	(576,983) (1)	(657,337) (2)	(152,756)	(106,671)	(892,652)(3)	(66,991)	(258,602)
Loss per share – basic and diluted	(0.00	(0.02)	(0.02)	(0.01)	(0.00)	(0.05)	(0.00)	(0.01)

(1)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.
(2)

During the third quarter of 2005, the company wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

(3)

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written-off relating to the Voltaire-Johnspine property, $183,204 written-off relating to the Posh property and $266,300 in expensing of values assigned to options granted during the year.

Liquidity and Capital Resources

A total of $55,061 was spent during the quarter on active properties compared to $259,528 in the comparable quarter of 2005. At the Yerbabuena property $46,343 was spent on assaying, storage, finders’ fees and other costs and $8,718 was spent on exploration of the Rodeo property.

At October 31, 2005 the company had $345,947 in working capital, including cash and cash equivalents of $403,394, compared to $445,314 in working capital at the beginning of the current fiscal year. The company’s current working capital will enable it to meet its corporate administrative and property obligations for the current year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Financial Instruments and Other Instruments

The company’s consolidated financial statements consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Related Party Transactions

The company was billed and accrued $33,642 (2004 - $42,303) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at October 31, 2005 is $33,642 (2004 - $42,303) due to Silver Standard.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the Consolidated Financial Statements and related notes for the year ended July 31, 2005 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value. As of December 15, 2005, the following common shares, options and share purchase warrants were outstanding:

Number of Shares		Exercise Price	Expiry Date
Issued and outstanding common shares	29,442,306	-	-
Stock options outstanding	1,830,000	$0.11 - $0.37	Apr. 2006 – Jan. 2008
Warrants outstanding	5,870,000	$0.40	Dec. 2005
Fully diluted	37,142,306

Approval

The Board of Directors of Canplats Resources Corporation has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR web site at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.